FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL ANNUAL GENERAL ASSEMBLY DECISIONS DATED APRIL 25, 2008

Istanbul, Turkey: April 25, 2008 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today the following decisions taken at its Annual General Assembly:

1.

Turkcell Board of Directors determined, pertaining to the period between January 1, 2007 and December 31, 2007, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered 25, named “Communiqué Regarding the Accounting Standards in Capital Markets” is TRY1,758,625,233 (approximately US$1,361,797,454) and the commercial after tax profit calculated according to the provisions of Turkish Commercial Code is TRY1,901,863,845 (approximately US$1,472,714,763),

After tax profits, subject to dividend distribution, calculated, in accordance with article 36 of the Capital Markets Board Communiqué Serial: XI numbered 20, named “Communiqué on Principles Regarding Financial Reporting in Hyperinflationary Periods”, modified by the Capital Markets Board Communiqué Serial: XI numbered 26 is TRY1,758,625,233 (approximately US$1,361,797,454),

TRY1,392,521,095 (approximately US$1,078,303,465), calculated by subtracting the total profits of our Company’s subsidiaries and the affiliated companies, which have not passed a shareholders resolution regarding dividend distribution or not subject to distribution despite such resolution, amounting to TRY366,104,138 (approximately US$283,493,989), shall be taken as the basis for dividend distribution,

In accordance with the CMB Communiqué Serial IV No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends To Be Followed by the Publicly Held Joint Stock Corporations Subject to Capital Market Law” and within the framework of article 466 of the Turkish Commercial Code (“TCC”), 5% of the commercial after tax profit of TRY1,901,863,845 (approximately US$1,472,714,763) shall be set aside as the first legal reserve, which amounts to TRY95,093,192 (approximately US$73,635,738),

TRY1,297,427,903 (approximately US$1,004,667,727) is the basis for dividend distribution for the Company, pertaining to year 2007, which is the difference between TRY1,392,521,095 (approximately US$1,078,303,465), as stated in the consolidated financial reports of the Company and TRY95,093,192(approximately US$73,635,738), which is the first legal reserve amount, as mentioned here in above and TRY1,301,935,368 (approximately US$1,008,158,098)- calculated by adding

TRY4,507,465 (approximately US$3,490,371) which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

TRY260,387,074 (approximately US$ 201,631,620), which is 20%, the percentage declared by the Capital Markets Board as the minimum dividend distribution percentage for year 2007, of the first dividend basis, amounting to TRY1,301,935,368 (approximately US$1,008,158,098) shall be distributed as the first cash dividend and the secondary reserve amounting to TRY53,871,395(approximately US$ 41,715,499) shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY648,713,951 (approximately US$502,333,863), which shall be distributed in cash, will be distributed as follows;

•	TRY1,687,150 (approximately US$ 1,306,450) from extraordinary reserves,

•	TRY647,026,801(approximately US$501,027,412) from previous years profits,

b. As the total amount of TRY648,713,951 (approximately US$502,333,863), which is stated above and which shall be distributed in cash, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions,

c. In this respect, an amount of TRY0.2948699 (approximately US$0.2283335), net and gross, shall be paid in cash equally, to our shareholders for each share, having a nominal value of TRY 1 (One New Turkish Lira),

The aggregate net amount of cash dividend payment shall be TRY648,713,951 (approximately US$502,333,863),

TRY1,243,556,508 (approximately US$962,952,228) which is the remaining distributable profit after the cash dividend distribution shall be :

a. Regarded as extraordinary reserves and set aside within the Company,

b. As the total of such amount, transferred to 2008 financial year as extraordinary reserves, has been obtained by the investment incentive, utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on such amount, no withholding tax deductions shall be applicable on such amount in case such amount will be subject to redistribution,

TRY366,104,138 (approximately US$283,493,989), the aggregate profit of the Company’s subsidiaries and the affiliated companies, which is not subject to distribution shall be left within the Company as the extraordinary reserve,

Cash dividend payment to our Company’s shareholders shall commence on May 20, 2008 and shall continue for 15 days in Istanbul Head Office, Çiftehavuzlar, Izmir and Ankara branches of Finans Yatirim Menkul Degerler A.S. and also in Central Registry Agency located at Süzer Plaza Askerocagi Cad. No: 15 K: 2 34367 Elmadag - Sisli Istanbul and shall be made in exchange of the dividend share denominations for year 2007.

2.	Hamit Sedat Eratalar and Ibrahim Alpay Demirtas are determined as Turkcell’s statutory auditors for a year; and

3.

KPMG Akiş Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., appointed by the Board of Directors as the independent external audit firm for the year, was approved pursuant to Article 14 of the Regulation of the Independent External Auditing in the Capital Markets promulgated by the Capital Market Board;

4.

Definitive appointment of Tero Erki Kivisaari, in place of Erdal Asım Durukan and Aimo Eloholma, in place of Anders İgel, who were nominated as board members in accordance with board resolutions dated May 14, 2007 and August 22, 2007 respectively, has been approved.

* Based on Turkish Central Bank’s TRY/US$ exchange rate of TRY1.2914 for April 25, 2008.

EXPLANATORY NOTE: (This note is provided for the convenience of ADR holders and not part of the decisions taken at the Annual General Assembly of the Company)

Please find below the key dates for the ADR holders regarding the cash dividend distribution:

US ex-dividend” date	8 May 2008
US record date	12 May 2008
US payment date	on or about 22 May 2008

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 35.4 million postpaid and prepaid customers as of December 31, 2007 operating in a three player market with a market share of approximately 57% as of December 31, 2007 (Source: The Telecommunications Authority). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 578 operators in 198 countries as of April 25, 2008. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$6.3 billion net revenue for the year ended December 31, 2007 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the New York Stock Exchange (“NYSE”) and the Istanbul Stock Exchange (“ISE”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 4.22% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Holding and 0.01% by others while the remaining 29.38% is free float.

For further information please contact Turkcell:

Corporate Affairs:

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:

Ferda Atabek, Investor Relations

Tel: +90-212-313-2304

Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:

Filiz Karagul Tuzun, Corporate Communications

Tel: + 90-212-313-2319

Email: filiz.karagul@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 25, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 25, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer